Exhibit 99.1

FLJ Group Limited Announces Disposal of Long-term Apartment Rental Business

SHANGHAI, China, October 31, 2023 - FLJ Group Limited (NASDAQ: FLJ) (“FLJ” or the “Company”), announced that it entered into an equity transfer agreement on October 31, 2023 to sell all of its equity interest in its indirectly wholly-owned subsidiary Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd. ( the “WFOE”), a limited company incorporated under the laws of PRC, to Wangxiancai Limited, a limited company incorporated under the laws of Hong Kong, for nominal consideration (the “Disposal”). The Disposal was completed on the same date. Through the WFOE and the WFOE’s subsidiaries, the Company carried out its long-term apartment rental business (the “Disposed Business”). The Disposed Business contributed substantially all revenue and held substantially all of the assets of the Company prior to the Disposal. Certain key management of the Company will stay after the Disposal.

The Disposal was approved by the board of directors of the Company, upon the recommendation and approval of the audit committee of the board of directors.

As previously announced, the Company entered into an equity acquisition agreement (the “Acquisition”) on September 29, 2023 with certain shareholders of Lianlian Holdings Inc. (“Lianlian”) to acquire 95% of Lianlian’s issued and outstanding shares. Lianlian is an online lifestyle service provider headquartered in Chengdu, China, providing comprehensive marketing and promotion services to restaurants, hotels and other leisure and entertainment merchants, helping them achieve cost-effective operations. Leveraging Lianlian’s e-commerce platform, merchants can effectively reach end consumers to fulfill their daily needs for food, travel and other lifestyle services.

Mr. Chengcai Qu, the chief executive officer of the Company, said, “The macro-environment of China’s long-term apartment rental market was affected by COVID-19, dampening the demand for long-term rental apartments in areas where we operate while driving up our operating cost and expenses. We believe the Disposal will help us focus our resources on China’s large and fast-growing online lifestyle services sector. Leveraging our experience from long-term apartment rental business, we are able to identify consumers’ consumption habits and patterns and quickly respond to their needs. Furthermore, we believe we can readily apply our experience in sourcing and promoting apartments and reaching tenants via online platforms to the lifestyle services sector to effectively attract quality merchants and end consumers to Lianlian’s e-commerce platform. Upon the consummation of the Acquisition, we will work together with Lianlian to offer more comprehensive and enhanced lifestyle services.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company and its subsidiaries’ operations and business outlook contain forward-looking statements. Such statements involve certain risks, uncertainties and other factors that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: risks related to the expected timing and likelihood of completion of the Acquisition, including the risk that the transaction may not close before the long-stop date, or due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibits, delays or refuses to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of Lianlian or the Company; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the Company’s securities or result in significant fluctuations of the market price of the Company’s securities; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Lianlian to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; any changes in the business or operating prospects of Lianlian or its businesses; changes in applicable laws and regulations; risks relating to the combined company’s ability to enhance its services and products, execute its business strategy, expand its customer base and maintain stable relationship with its business partners; the growth of the lifestyle service industry in China; risks relating to Company’s ability to meet or continue to meeting applicable listing requirements; the Company’s ability to retain its key management personnel; the Company’s strategic review of its operations; the Company’s M&A strategies and its ability to integrate any acquisitions, new business initiatives, and strategic investment; the Company’s ability to access financing on favorable terms in a timely manner and maintain and expand its cooperation with financial institutions; the Company’s ability to continue as a going concern in the future or achieve or maintain profitability; the Company’s ability to effectively respond to the challenges and uncertainties resulting from the COVID-19 pandemic and other outbreaks and catastrophes; the Company’s ability to manage its growth; the Company’s ability to resolve disputes with third parties; the Company’s ability to manage its brand and reputation; the Company’s ability to compete effectively; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

FLJ Group Limited
E-mail: ir@qk365.com

Christensen

In China
Mr. Rene Vanguestaine
Phone: +86-10-5900-1548
E-mail: rene.vanguestaine@christensencomms.com

In the U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: Linda.bergkamp@christensencomms.com